UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Aries Maritime Transport Limited

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G0474B105

(CUSIP Number)

Philip Stone

Director

Parmenides Corporation Ltd

Trust Company Complex Ajeltake Road, Ajeltake Island Majuro MH96960, Marshall Islands +44 20 7638 4748	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190 +65 66220088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

SCHEDULE 13D

CUSIP No. G0474B105	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS (S.S. or I.R.S Identification No.) Parmenides Corporation Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,245,879
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,245,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,245,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. G0474B105	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS (S.S. or I.R.S Identification No.) Navig8 Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,245,879
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,245,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,245,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. G0474B105	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS (S.S. or I.R.S Identification No.) Gary Brocklesby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,245,879
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,245,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,245,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. G0474B105	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS (S.S. or I.R.S Identification No.) Nicolas Busch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION German

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,245,879
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,245,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,245,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

Page 6 of 9 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (“Common Stock”) of Aries Maritime Transport Limited, a Bermuda company (the “Issuer”). The principal executive office of the Issuer is 18 Zerva Nap., Glyfada, Athens 166 75, Greece.

Item 2.	Identity and Background.

(a), (b), (c) and (f)

Parmenides Corporation Ltd (“Parmenides”) is a company incorporated in the Marshall Islands and is a wholly owned subsidiary of Navig8 Ltd (“Navig8”). Its principal business is making shipping-related investments. The principal business address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands and the principal office address is #25-01 Centennial Tower, 3 Temasek Avenue, Singapore 039190. The name, business address, principal occupation or employment and citizenship of each director to Parmenides are set forth on Schedule A hereto.

Navig8 is a company incorporated in Jersey (Channel Islands). Its principal business is holding shipping-related businesses. The principal business and office address is First Island House, Peter Street, St Helier, Jersey JE4 8SG, Channel Islands. The name, business address, principal occupation or employment and citizenship of each director to Navig8 are set forth on Schedule A hereto.

Gary Brocklesby (“Brocklesby”) and Nicolas Busch (“Busch,” and together with Parmenides, Navig8 and Brocklesby, the “Reporting Persons”) are stockholders in Navig8. Brocklesby is a citizen of Great Britain and Busch is a citizen of Germany. Their principal occupations are as directors of Navig8 and its affiliates. Brocklesby’s principal business and office address is #25-01 Centennial Tower, 3 Temasek Avenue, Singapore 039190. Busch’s principal business and office address is 15th Floor, 6 New Street Square, London EC4A 3BF.

(d) and (e)

During the past five years, none of the Reporting Persons, nor, to their knowledge, any of their directors have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Consideration of USD $1,886,532 was paid for the shares of Common Stock that may be deemed to be held directly by Parmenides. The funds to purchase shares of Common Stock that may be deemed to be held directly by Parmenides were provided by the working capital of Navig8 Ltd.

Page 7 of 9 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on their belief that the Issuer’s Common Stock at current market prices is undervalued and represents an attractive opportunity. The Reporting Persons may from time to time try to communicate with the Issuer and have discussions with management, the Board of Directors and other shareholders of the Issuer through meetings or otherwise. The Reporting Persons may also make recommendations to shareholders or directors of the Issuer concerning matters relating to the operations or strategic alternatives of the Issuer. The Reporting Persons intend to monitor efforts by management to increase stockholder value.

Depending on overall market conditions, other opportunities available to the Reporting Persons, and the availability of shares of the Issuer’s Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Reporting Persons may endeavor to increase their position in the Issuer through the purchase of shares of the Issuer’s Common Stock on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem suitable.

None of the Reporting Persons, nor to their knowledge, any of their respective directors currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own collectively an aggregate of 2,245,879 shares of Common Stock, or approximately 7.8% of outstanding shares of Common Stock of the Issuer, based upon 28,616,877 shares of Common Stock outstanding as of December 31, 2007, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2007.

Parmenides may be deemed to be the direct beneficial owner of 2,245,879 shares of Common Stock, or approximately 7.8% of the outstanding shares of Common Stock.

By virtue of its ownership of all of the outstanding shares of common stock of Parmenides, Navig8 may be deemed to be the indirect beneficial owner of the 2,245,879 shares of Common Stock held directly by Parmenides, or approximately 7.8% of the outstanding shares of Common Stock.

By virtue of his shareholdings in Navig8, Brocklesby may be deemed to be the indirect beneficial owner of the 2,245,879 shares of Common Stock held directly by Parmenides, or approximately 7.8% of the outstanding shares of Common Stock.

By virtue of his shareholdings in Navig8, Busch may be deemed to be the indirect beneficial owner of the 2,245,879 shares of Common Stock held directly by Parmenides, or approximately 7.8% of the outstanding shares of Common Stock.

Page 8 of 9 Pages

The persons listed on Schedule A disclaim any beneficial ownership of the Common Stock held by the Reporting Persons.

(b) Parmenides may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and to have shared voting and dispositive power with respect to 2,245,879 shares of Common Stock.

Navig8 may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and to have shared voting and dispositive power with respect to 2,245,879 shares of Common Stock.

Brocklesby may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and to have shared voting and dispositive power with respect to 2,245,879 shares of Common Stock.

Busch may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and to have shared voting and dispositive power with respect to 2,245,879 shares of Common Stock.

(c) During the past sixty (60) days, Parmenides entered into a transaction to purchase 1,881,821 shares of Common Stock at a purchase price of USD $0.708 per share. The transaction was effected on October 27, 2008 in a privately negotiated transaction with a third party. Parmenides entered into another transaction to purchase 350,858 shares of Common Stock at a purchase price of USD $1.36 per share. The transaction was effected on November 5, 2008 in privately negotiated transactions with certain affiliates of Parmenides who had previously purchased shares of the Issuer in open market transactions. In the transaction, Brocklesby and Busch sold 73,560 and 94,417 shares of Common Stock, respectively, to Parmenides.

(d) Except for the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement Among the Reporting Persons.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 6, 2008

PARMENIDES CORPORATION LIMITED

By:	/s/ Philip Stone
Philip Stone
Director

NAVIG8 LTD

By:	/s/ Mordechai Mano
Mordechai Mano
Director

GARY BROCKLESBY

By:	/s/ Gary Brocklesby
Gary Brocklesby

NICOLAS BUSCH

By:	/s/ Nicolas Busch
Nicolas Busch

EXHIBIT A

FILING AGREEMENT

BETWEEN PARMENIDES CORPORATION LTD

AND NAVIG8 LTD

The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, $0.01 par value, of Aries Maritime Transport Limited dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: November 6, 2008

PARMENIDES CORPORATION LTD

By:	/s/ Philip Stone
Philip Stone
Director

NAVIG8 LTD

By:	/s/ Mordechai Mano
Mordechai Mano
Director

GARY BROCKLESBY

By:	/s/ Gary Brocklesby
Gary Brocklesby

NICOLAS BUSCH

By:	/s/ Nicolas Busch
Nicolas Busch

Schedule A

Directors of Parmenides Corporation Ltd

The following table sets forth the name, principal occupation or employment, citizenship and business address of each director of Parmenides Corporation Ltd.

Name	Principal Occupation or Employment	Citizenship	Business Address
Nicolas Busch	Director	German	15th Floor 6 New Street Square London EC4A 3BF

Mordechai Mano	Director	Israeli	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190

Philip Stone	Director	British	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190

Kathleen Gillen	Director	British	First Island House, Peter Street St. Helier, Jersey JE4 8SG Channel Islands

Directors of Navig8 Ltd

The following table sets forth the name, principal occupation or employment, citizenship and business address of each director of Navig8 Ltd.

Name	Principal Occupation or Employment	Citizenship	Business Address
Gary Brocklesby	Director	British	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190

Nicolas Busch	Director	German	15th Floor 6 New Street Square London EC4A 3BF

Mordechai Mano	Director	Israeli	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190

Peder Moller	Director	Danish	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190